UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): December 17, 2025

COMERICA INCORPORATED

(Exact name of registrant as specified in its charter)

Delaware	1-10706	38-1998421
(State or other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification Number)

Comerica Bank Tower

1717 Main Street, MC 6404

Dallas, Texas 75201

(Address of principal executive offices) (zip code)

(833) 571-0486

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $5 par value	CMA	New York Stock Exchange
Depositary Shares, each representing a 1/40th interest in a share of 6.875% Fixed-Rate Reset Non-Cumulative Perpetual Preferred Stock, Series B	CMA PrB	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR 230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR 240.12b-2).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

ITEM 8.01 OTHER EVENTS.

As previously disclosed, on October 5, 2025, Comerica Incorporated, a Delaware corporation (“Comerica”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Fifth Third Bancorp, an Ohio corporation (“Fifth Third”), Fifth Third Financial Corporation, an Ohio corporation and a wholly owned subsidiary of Fifth Third (“Fifth Third Intermediary”), and Comerica Holdings Incorporated, a Delaware corporation and a wholly owned subsidiary of Comerica (“Comerica Holdings”).

The Merger Agreement provides that, upon the terms and subject to the conditions set forth therein, (i) Comerica will merge with and into Fifth Third Intermediary (the “Merger”), with Fifth Third Intermediary continuing as the surviving corporation in the Merger, and (ii) immediately thereafter, Comerica Holdings will merge with and into Fifth Third Intermediary, with Fifth Third Intermediary continuing as the surviving corporation (the “Second Step Merger”, and together with the Merger, the “Mergers”). Following the completion of the Mergers, at a time determined by Fifth Third, each of Comerica Bank, a Texas banking association and wholly owned subsidiary of Comerica, and Comerica Bank & Trust, National Association, a national bank and wholly owned subsidiary of Comerica Holdings, will each merge with and into Fifth Third Bank, National Association, a national banking association and a wholly owned subsidiary of Fifth Third Intermediary (each, a “Bank Merger” and collectively, the “Bank Mergers”), with Fifth Third Bank, National Association continuing as the surviving bank in each of the Bank Mergers.

Comerica has filed with the U.S. Securities and Exchange Commission (the “SEC”) a definitive proxy statement (the “definitive proxy statement”) for the solicitation of proxies in connection with Comerica’s special meeting of stockholders, to be held on January 6, 2026, to vote upon, among other things, the adoption of the Merger Agreement.

Litigation Related to the Merger

As of the date hereof, Comerica has received several demand letters from purported stockholders (the “Demand Letters”) of Comerica and, to Comerica’s knowledge, two complaints have been filed with respect to the Merger. The complaints are captioned: Holdco Opportunities Fund V, L.P. v. Comerica Incorporated et al (Del. Chancery Court, C.A. No. 2025-1360-MTX) and Eric Miller v. Comerica Incorporated et al (N.Y. Supreme Court) (collectively referred to as the “Stockholder Actions”).

The Demand Letters and the Stockholder Actions allege that, among other things, the definitive proxy statement contains certain disclosure deficiencies and/or incomplete information regarding the Mergers. Although the outcome of, or estimate of the possible loss or range of loss, from these matters cannot be predicted, Comerica believes that the allegations contained in the Demand Letters and the Stockholder Actions are without merit.

Comerica believes that no supplemental disclosures are required under applicable laws; however, in order to avoid the risk of the Demand Letters and the Stockholder Actions delaying the Mergers and minimize the potential expense associated therewith, and without admitting any liability or wrongdoing, Comerica is voluntarily making certain disclosures below that supplement those contained in the definitive proxy statement. These disclosures, and disclosures on certain other matters, are provided in this Current Report on Form 8-K. Nothing in this Current Report on Form 8-K shall be deemed an admission of the legal necessity or materiality under applicable laws of any of the disclosures set forth herein. To the contrary, Comerica specifically denies all allegations in the Demand Letters and the Stockholder Actions, including that any additional disclosure was or is required.

It is possible that additional, similar demand letters or complaints may be received or filed, or that the Stockholder Actions may be amended. Comerica does not intend to announce the receipt or filing of each additional, similar demand letter or complaint, or of any amended complaint.

SUPPLEMENT TO THE DEFINITIVE PROXY STATEMENT

This supplemental information to the definitive proxy statement should be read in conjunction with the definitive proxy statement, which should be read in its entirety, including all risk factors and cautionary notes contained therein. All page references are to pages in the definitive proxy statement, and terms used below, unless otherwise defined, have the meanings set forth in the definitive proxy statement. For clarity, additions within restated paragraphs and tables from the definitive proxy statement are underlined and deletions within restated paragraphs and tables are bold and stricken.

The question and answer at the bottom of pg. 15 in the Section entitled “Questions and Answers” is amended and restated as follows:

Q:	What happens if the first merger is not completed?

A:

If the first merger is not completed, Comerica stockholders will not receive any consideration for their shares of Comerica common stock in connection with the first merger. Instead, Fifth Third and Comerica will remain independent public companies, Fifth Third common stock will continue to be listed and traded on NASDAQ, and Comerica common stock and Comerica preferred stock will continue to be listed and traded on the NYSE. In addition, if the merger agreement is terminated in certain circumstances, a termination fee of $500 million will be payable by either Fifth Third or Comerica, as applicable. See “The Merger Agreement — Termination Fee” beginning on page 134 for a more detailed discussion of the circumstances under which a termination fee will be required to be paid. The termination fee is only payable by Comerica and Fifth Third in the circumstances described in that section. Therefore, if Comerica’s stockholders were to vote against adoption of the merger agreement and the merger agreement was thereafter subsequently terminated in circumstances other than as described in that section, then Comerica would not be required to pay the termination fee to Fifth Third.

The Section entitled “Questions and Answers” is amended to add the following additional question and answer:

Q: What happens if Comerica or Fifth Third stockholders vote against adoption of the merger agreement?

A: The merger agreement provides that if either Comerica fails to obtain the required vote of its stockholders to adopt the merger agreement or Fifth Third fails to obtain the required vote of its shareholders to approve the Fifth Third stock issuance, each of the parties will in good faith use its reasonable best efforts to negotiate a restructuring of the transactions provided for in the merger agreement, but neither party will have any obligation to alter or change any material terms, including the amount or kind of the consideration to be issued to holders of the capital stock of Comerica or Fifth Third as provided for in the merger agreement, in a manner adverse to such party or its shareholders or stockholders, as applicable and/or resubmit the merger agreement or the transactions contemplated thereby (or as restructured) to its respective holders of common stock for approval.

The Section entitled “The Mergers—Background of the Mergers” beginning on pg. 75 is amended and restated as follows:

In connection with Comerica’s ongoing evaluation of its long-term prospects, Comerica’s senior management and board of directors regularly assess Comerica’s business objectives and strategies, in light of several factors, including the macroeconomic and banking industry climate and expectations, all with the goal of enhancing long-term value for Comerica’s stockholders. As a part of this review, Comerica’s senior management and board of directors consider and evaluate various strategic alternatives, including performance improvement, organic growth, capital allocation, acquisitions and business combination transactions.

Fifth Third’s board of directors and senior management regularly evaluate Fifth Third’s strategic course and discuss Fifth Third’s strategic options, including organic and inorganic growth opportunities. From time to time, Fifth Third considers specific acquisitions if they will accelerate growth, are compatible with Fifth Third’s business plans and culture and create the potential for meaningful financial rewards for Fifth Third’s shareholders.

Over the years, Comerica’s senior management and board of directors have had discussions with investment bankers and financial institutions, in an effort to maintain knowledge of the relevant market for business combinations and to gauge the potential interest level and suitability of various financial institutions with respect to exploring a business combination with Comerica. These contacts have occurred through formal and informal meetings and telephone calls and impromptu meetings at investor conferences, banking industry conferences and social settings, and have been preliminary and exploratory in nature. Curtis C. Farmer, Chairman, President and Chief Executive Officer of Comerica, and Timothy N. Spence, Chairman, Chief Executive Officer and President of Fifth Third, have known each other for several years and have periodically discussed trends in the financial services industry and their respective companies. These prior discussions did not involve the possibility of Fifth Third acquiring or combining with Comerica.

Comerica’s ~~discussions~~ strategic board reviews became more focused following the period in 2023 when a number of regional banks experienced liquidity issues. Comerica’s senior management and board of directors considered and reviewed the resulting impact of these issues on Comerica’s business as well as the businesses of similarly situated regional banks, including the impact on various financial metrics. As part of this review, Comerica’s senior management and board of directors considered a variety of strategic matters, including maintaining an awareness of the various strategic alternatives potentially available to Comerica, which included a merger, acquisition, sale, merger of equals or maintaining the status quo, and held various exploratory conversations. Throughout 2024 and 2025, as part of this review and in light of these considerations, Comerica’s board of directors remained apprised of the regional bank M&A environment and potential counterparties to a strategic transaction.

Over the course of 2025, there was occasional market speculation regarding potential strategic transactions involving Comerica, including based on a perceived improved regulatory climate for regional bank mergers. During Comerica’s earnings call for the Second Quarter of 2025, industry analysts asked questions about Comerica’s prospects and strategic options, including whether “Comerica has continued to earn the right to remain independent.” During this July 18, 2025 call, Mr. Farmer stated: “It feels like that maybe there’s a more favorable regulatory environment around M&A. And as the noise settles down, some around economic certainty, geopolitical certainty, etc, I think it is likely that you’re probably going to see a bit more M&A than we’ve seen previously. And it just continues to factor into what we think about overall, whether we’d be an acquirer or continue to pursue our organic growth or whether we’d ever entertain something from a third party.” Following this call, there was increased market speculation that Comerica could pursue a strategic transaction.

On July 28, 2025, HoldCo Asset Management, L.P., which we refer to as HoldCo, publicly issued a presentation in which it said it was a stockholder of Comerica and, among other things, criticized Comerica and its Chief Executive Officer, requested that Comerica pursue an immediate sale process, and suggested that the Comerica board of directors should be replaced if it failed to do so.

On July 28 and July 29, 2025, Comerica’s board of directors held its regular quarterly board meeting. In the course of this meeting, the Comerica board of directors reviewed Comerica’s current and projected financial performance and discussed various strategic alternatives potentially available to Comerica with Comerica’s senior management and, for portions of the meeting, representatives of Wachtell, Lipton, Rosen & Katz, legal advisor to Comerica, which we refer to as Wachtell Lipton. Discussions at the meeting included a review of market and analyst reactions to the second quarter 2025 financial results; investor matters, including the materials issued publicly on July 28, 2025 by HoldCo and Comerica’s potential responses to and preparation for a potential proxy campaign at its 2026 annual meeting; and general industry matters and peer financial institution performance.

~~In the summer of 2025,~~ Comerica’s board of directors ~~held formal and informal meetings in which it~~ again met on September 11, 2025, together with Comerica’s senior management and representatives of J.P. Morgan Securities LLC, financial advisor to Comerica, which we refer to as J.P. Morgan, and Wachtell Lipton. The participants at the meeting again reviewed Comerica’s current and projected financial performance and discussed various strategic alternatives potentially available to Comerica, including potential business combinations with Fifth Third, another financial institution we refer to as “Financial Institution A” and selected other financial institutions. ~~with Comerica’s senior management. These meetings included~~ The discussion also included a review of the benefits of scale and diversification in the current and prospective environment in which Comerica operates, including in addressing economic conditions, the interest rate environment, the accelerating pace of technological change in the banking industry, increased operating costs resulting from regulatory and compliance mandates, the competitive environment for financial institutions generally and the challenges facing Comerica as an independent institution. J.P Morgan reviewed certain indicative financial metrics of a potential merger transaction involving Comerica and four potential counterparties, including Financial Institution A and Fifth Third. J.P Morgan discussed certain strategic considerations surrounding any discussions with potential counterparties, including that many recent public bank mergers have been negotiated bilaterally in order to drive shareholder value while minimizing harmful media leaks and other risks. Based on these discussions, Comerica’s board of directors authorized Comerica’s senior management to begin to explore the potential for a business combination transaction with another financial institution and to solicit and engage in discussions with counterparties that might be interested in pursuing a potential strategic transaction. The Comerica board of directors determined that Mr. Farmer should initially contact Financial Institution A to assess its interest, based on the factors discussed at the meeting, including J.P. Morgan’s assessment of the potential financial benefits resulting from a merger and Financial Institution A’s potential financial ability to offer an attractive proposal, as well as its potential ability to execute on a transaction in the nearer term due to the absence of any other competing publicly announced strategic initiatives by Financial Institution A. Following the discussion of the Comerica board of directors on potential strategic alternatives, representatives of J.P. Morgan reviewed for the Comerica board of directors recent activity and public statements by HoldCo and early preparatory efforts for a proxy contest, if one were to materialize in 2026.

~~Thereafter, Comerica’s senior~~ In the normal course Comerica has maintained data rooms of material Comerica information for purposes of capital markets and other transactions, and in September, Comerica management and representatives of J.P. Morgan ~~Securities, LLC, financial advisor to Comerica, which we refer to as J.P. Morgan, and Wachtell, Lipton, Rosen & Katz, legal advisor to Comerica, which we refer to as Wachtell Lipton, regularly met with the Comerica board of directors and engaged in discussions regarding the process of considering a potential business combination transaction. During~~ began working to update and add to data rooms of material Comerica information, in anticipation of the possibility of a strategic transaction and to facilitate prompt due diligence by a counterparty in the event such a transaction developed. Also during September 2025 ~~this time~~, Comerica’s financial advisor and senior management engaged in exploratory conversations with potentially interested parties, including both Fifth Third and ~~another financial institution that we refer to as “~~Financial Institution A~~”~~, regarding a potential business combination transaction involving Comerica. Other than as noted below, these discussions did not advance beyond the preliminary stage or result in any specific proposals or provision of diligence materials. Except for Financial Institution A’s preliminary expression of interest described below, no party other than Fifth Third provided a verbal or written indication of interest in an acquisition of, or strategic combination with, Comerica during this period or at any time prior to or following the announcement of the merger agreement.

~~In September 2025,~~ Mr. Farmer, at the Comerica board of directors’ direction, contacted the Chief Executive Officer of Financial Institution A on September 12, 2025 to invite his institution to consider making a merger proposal. On September 16, 2025, the Chief Executive Officer of Financial Institution A met in person with Mr. Farmer, confirmed his institution’s interest in making such a proposal and verbally proposed to Mr. Farmer a potential all-stock merger transaction between Financial Institution A and Comerica valuing Comerica’s common stock at a range between $78 and $82 per share. The Chief Executive Officer of Financial Institution A also expressed to Mr. Farmer that Financial Institution A would not participate in an auction process and that it would potentially be interested in contemplating entering into a transaction in the first quarter of 2026. Mr. Farmer indicated that this preliminary proposal was unlikely to be attractive to the Comerica board of directors. In the course of this meeting, the Chief Executive Officer of Financial Institution A also raised the possibility of a transitional post-closing employment role for Mr. Farmer for a limited period of time to assist with integration and employee and customer retention in connection with the potential transaction.

Thereafter, on September 17, 2025, the Chief Executive Officer of Financial Institution A called Mr. Farmer and verbally communicated a revised proposal to merge with Comerica in an all-stock transaction that could potentially be entered into in Fourth Quarter of 2025 and at an increased indicative pricing level within a range between $80 and $84 per share if Comerica would agree to engage exclusively with Financial Institution A. Mr. Farmer indicated that he would review this indication with the Comerica board of directors and would respond once he had received its feedback.

Following these exploratory conversations and receipt of Financial Institution A’s proposals, the Comerica board of directors ~~held multiple meetings~~ met on September 18, 2025 and September 24, 2025, together with representatives of J.P. Morgan and Wachtell Lipton. ~~Members~~ At the session held on September 18, 2025, members of Comerica’s senior management and J.P. Morgan provided their views on the discussions with

Financial Institution A, including the implied valuation of Comerica, the consideration discussed, the rationale and strategy, the level of due diligence Financial Institution A was likely to require, Financial Institution A’s readiness to transact, the potential benefits and drawbacks of a business combination transaction with Financial Institution A as compared to alternatives available to Comerica, including a potential transaction with Fifth Third, other potential counterparties to a business combination transaction and the potential benefits and drawbacks of pursuing a transaction with such alternative parties. For each potential counterparty, the Comerica board of directors discussed in detail the counterparty’s potential interest in, and ability to execute and complete in a timely fashion, a strategic combination. Among the factors discussed with respect to each counterparty were publicly available information concerning their regulatory standing; publicly available information concerning strategic priorities and competing strategic initiatives, including then pending transactions; branch networks and the extent of market concentration issues presented by a combination, on the basis that concentration issues and the resulting need for divestitures could present challenges and/or delays in obtaining regulatory approvals, and financial metrics regarding the potential impact of a transaction on each counterparty and their common stock trading and valuation. In the course of the discussion, the Comerica board of directors sought and received perspectives from representatives of J.P. Morgan and Wachtell Lipton on each topic. The Comerica board of directors also discussed with management and its advisors the heightened leak risk of Comerica’s discussions with potentially interested parties, including based on public speculation about Comerica and the associated risk to the business and customer and employee retention of a protracted process or extended period of speculation about Comerica’s strategic decisions or continued independence. Following this discussion, the Comerica board of directors concluded that such proposals made by Financial Institution A were preliminary and were not likely to be more attractive than the consideration that could be offered by another counterparty, including Fifth Third, and were not sufficient to grant the exclusivity requested by Financial Institution A. The Comerica board of directors discussed alternative potential counterparties to a business combination transaction and, following discussion, including based on the strength of Fifth Third’s stock as acquisition currency, the potential strength of the combined franchise and the other strategic factors outlined in the section entitled “Comerica’s Reasons for the Merger; Recommendation of the Comerica Board of Directors” and outlined above, determined that Fifth Third would be the optimal merger counterparty to a business combination transaction if Fifth Third were to make a proposal which appropriately valued Comerica, and authorized senior management to engage with Fifth Third ~~further~~.

On September 18, 2025, Mr. Farmer called Mr. Spence and indicated to Mr. Spence that the Comerica board of directors was exploring a potential strategic transaction and inquired as to whether Fifth Third would be prepared to pursue a potential transaction. The following day, Mr. Spence and Mr. Farmer met in Dallas, Texas to discuss a potential strategic transaction, including the value creation opportunities in a potential transaction, the complementarity of the two companies’ lines of business and the compatibility of the companies’ respective cultures. Mr. Farmer and Mr. Spence also discussed the relative growth of the largest U.S. banks compared to U.S. regional banks, the current bank regulatory environment and their views on their respective businesses. In the course of conversations between Mr. Spence and Mr. Farmer, Mr. Spence raised the possibility that, in connection with a potential strategic transaction between Fifth Third and Comerica, Mr. Farmer would join the board of or have a transitional post-closing employment role at Fifth Third for a limited period of time after closing to assist with integration and employee and customer retention. At the conclusion of this meeting, Mr. Spence indicated to Mr. Farmer that he would update members of the Fifth Third board of directors on their discussions. Later that day Fifth Third asked Goldman Sachs to assist Fifth Third in its evaluation of a potential acquisition of Comerica.

On September 19, 2025, Mr. Farmer called the Chief Executive Officer of Financial Institution A and subsequently spoke to him on the following day. Mr. Farmer communicated on this call that the Comerica board of directors had determined that it was not prepared to work exclusively with Financial Institution A on the basis of its latest proposal, that the Chief Executive Officer of Financial Institution A should feel free to reach out with any further proposals and that Mr. Farmer would reach back out in the days ahead. Financial Institution A did not thereafter make a further proposal.

On September 21, 2025, Mr. Spence verbally conveyed to Mr. Farmer a potential proposal Mr. Spence was considering with the Fifth Third board of directors valuing Comerica’s common stock at a range between $84 and $87 per share based on Fifth Third’s stock price at such time, noting that the terms of the proposal were subject to approval by the Fifth Third board of directors. Mr. Farmer indicated to Mr. Spence that he expected the offer price would need to be increased in order for the Comerica board of directors to be supportive.

On September 22, 2025, Mr. Spence convened a special meeting of the executive committee of the Fifth Third board of directors to consider Mr. Farmer’s outreach and Mr. Spence’s preliminary discussions with Mr. Farmer. During such meeting, Mr. Spence and the executive committee discussed the potential terms of an acquisition of Comerica, subject to further due diligence, and the opportunities presented by the potential transaction. The executive committee also discussed with representatives of Goldman Sachs certain financial aspects relating to a potential acquisition of Comerica. Based on the discussion, the executive committee directed Mr. Spence to submit an acquisition proposal to Comerica along the lines of these potential terms. Also on September 22, 2025, following the direction of the Fifth Third executive committee, Fifth Third management determined proposed terms for Fifth Third to acquire Comerica, including a fixed exchange ratio range.

Later that day, Mr. Spence called Mr. Farmer and communicated the key terms of a nonbinding written indication of interest for the acquisition of Comerica that Fifth Third intended to deliver to Comerica the next day, including that Fifth Third’s proposal would contemplate an all-stock transaction and include a range of potential exchange ratios, whereby Comerica stockholders would receive ~~at least~~ 1.8663 to 1.9097 shares of Fifth Third common stock for each share of Comerica common stock (with the final exchange ratio to be determined following due diligence), which implied a transaction price per share of $86 to $88 based on the then-current trading prices of Fifth Third common stock. On September 23, 2025, Fifth Third submitted a nonbinding written indication of interest on the terms discussed between Mr. Spence and Mr. Farmer. The nonbinding written indication of interest further provided that Mr. Farmer would remain with the organization as Vice Chair for a limited term following closing of the merger and join the Fifth Third board of directors upon retirement, that three current Comerica directors would join the Fifth Third board of directors at closing of the transaction, that Fifth Third would make employment and community commitments to both Dallas and Detroit and that Fifth Third could complete its due diligence in 2-3 weeks, with announcement of a transaction on or before its October 2025 earnings call.

On September ~~23~~ 24, 2025, the Comerica board of directors met ~~held a meeting~~ to discuss the Fifth Third proposal. Representatives of J.P. Morgan and Wachtell Lipton were present at the session ~~meeting~~. Members of Comerica senior management and J.P. Morgan provided their views regarding a potential transaction with Fifth Third, including as it compared to a transaction with Financial Institution A and other potential counterparties. The Comerica board of directors discussed its preference for a transaction with Fifth Third, including on the basis that the Fifth Third proposal appropriately valued Comerica and that such valuation was higher than the valuation implied by Financial Institution A’s proposals, that the stock of Fifth Third was a valuable currency that traded among the highest levels of peer institutions and had a strong dividend yield, the strategic benefits of a transaction with Fifth Third as compared to a transaction with other potential counterparties (as outlined in the section entitled “Comerica’s Reasons for the Merger; Recommendation of the Comerica Board of Directors” and outlined above) and the likelihood of a transaction with another counterparty being consummated on superior terms. The Comerica board of directors also discussed the non-financial terms of the Fifth Third proposal, including the employment and community commitments to Dallas and Detroit, pro forma board representation and the proposal that Mr. Farmer remain with the organization as Vice Chair following closing, including the Comerica board of directors’ view that such proposals would be beneficial to the combined organization (and in turn, legacy Comerica stockholders) by ensuring successful integration of the two banks. The Comerica board of directors also discussed the timing of the potential announcement, noting that coordination with scheduled earnings calls could be beneficial and advisable in view of both speculation about Comerica and potential disclosure obligations depending upon the progress on discussions. After discussion, the Comerica board of directors authorized Comerica’s senior management, financial advisor and legal advisor to continue discussions with Fifth Third on the basis of the proposal. Mr. Farmer noted his intention to seek to maximize the valuation level within the range proposed by Fifth Third, noting, however, that Fifth Third’s willingness to transact and their ultimate price level would likely be dependent upon the results of their due diligence. Following this session ~~meeting~~, on September ~~23~~ 24, 2025, Mr. Farmer communicated to Mr. Spence Comerica’s willingness to negotiate the terms of the potential transaction and requested that Mr. Spence agree to an exchange ratio at the top of Fifth Third’s communicated range.

On September 25, 2025, Fifth Third’s board of directors met in a specially called meeting. During this meeting, Mr. Spence provided an update regarding the potential acquisition of Comerica and his discussions with Mr. Farmer. Fifth Third management summarized the financial position and performance of Comerica, its businesses, and the potential financial implications of a potential acquisition of Comerica, including the potential synergies and other benefits that could be realized, the cultural alignment between Fifth Third and Comerica and regulatory considerations with respect to a potential acquisition. Mr. Spence presented an overview of the nonbinding indication of interest delivered to Comerica, including the contemplated form and amount of consideration and the governance of Fifth Third following the potential acquisition. Mr. Spence also reviewed the opportunities presented by the transaction, including relating to the combined company’s potential footprint, revenue and expense synergies. The Fifth Third board of directors also discussed the competitive landscape in which any potential acquisition would occur, the relative performance of Fifth Third and Comerica and the current bank regulatory environment. Following this discussion, the Fifth Third board of directors directed Mr. Spence to continue to negotiate with Mr. Farmer.

On September 25, 2025, Mr. Spence contacted Mr. Farmer and requested that Comerica enter into an exclusivity arrangement with Fifth Third and agree to negotiate with Fifth Third on an exclusive basis through October 17, 2025. Mr. Farmer declined, and indicated to Mr. Spence that Comerica was not willing to enter into an exclusivity arrangement with Fifth Third.

On September 25, 2025, Fifth Third engaged Sullivan & Cromwell LLP, which we refer to as Sullivan & Cromwell, to assist in providing legal and regulatory advice regarding Fifth Third’s potential acquisition of Comerica.

From September 25, 2025 through the execution of the merger agreement, representatives of Comerica and Fifth Third and their respective financial and legal advisors exchanged information regarding the Comerica and Fifth Third businesses and conducted mutual due diligence.

On September 26, 2025, representatives of Wachtell Lipton shared a draft merger agreement with representatives of Sullivan & Cromwell. From this time through the execution of the merger agreement, representatives of both parties negotiated and finalized the terms of the merger agreement. As part of this negotiation, among other terms, Fifth Third initially proposed a reciprocal termination fee of $600 million payable in customary circumstances by each party. As negotiations on the merger agreement proceeded, the parties eventually agreed to a reciprocal $500 million termination fee, payable in customary circumstances. In agreeing to this and other deal protections the parties recognized the requirement of a stockholder vote for each company, the significant investments in integration planning and the significant disruptions to each company’s businesses and employee bases to occur following announcement of a transaction, and the resulting desire to afford each party appropriate and mutual deal protections that were consistent with large bank merger precedent and applicable law.

On September 27, 2025, Mr. Farmer called the Chief Executive Officer of Financial Institution A to let him know that Comerica’s board of directors continued to review strategic alternatives. Financial Institution A did not make a further proposal in response to this call, or otherwise at any time following its September 17, 2025 proposal discussed above.

On September 30, 2025, Mr. Spence communicated to Mr. Farmer Fifth Third’s final proposed exchange ratio of 1.8663 shares of Fifth Third common stock per share of Comerica common stock based on the results of Fifth Third’s due diligence, which was consistent with the exchange ratio range initially proposed in Fifth Third’s September 23, 2025 indication of interest. Mr. Spence communicated to Mr. Farmer, that based on Fifth Third’s due diligence, Comerica’s projected profitability and the incremental investments required to improve the growth trajectory did not provide the capacity for Fifth Third to increase the consideration level it could offer and achieve sufficient earnings accretion for the combined company. Mr. Spence also communicated that tangible book value per share dilution was not the binding constraint for Fifth Third in the transaction, but instead it was earnings accretion. As a result, Mr. Spence communicated an offer that was consistent with an exchange ratio at the lower end of the previously communicated range.

On September 30, 2025, the Comerica board of directors met with Mr. Spence. Mr. Spence discussed with the Comerica board of directors his perspective on the strategic benefits of a potential acquisition of Comerica by Fifth Third and discussed Fifth Third’s business and prospects. The Comerica board of directors asked numerous questions of Mr. Spence, including on his background, his perspective on industry developments and the strategic prospects for the combined organization.

On October 2, 2025, the Fifth Third board of directors met in a specially called meeting to discuss Fifth Third’s due diligence of Comerica to date. Senior management of Fifth Third provided the Fifth Third board of directors with a detailed summary of such due diligence, including with respect to Comerica’s businesses, operations and financial position, as well as Fifth Third’s assessment of Comerica’s credit, operational, liquidity, interest rate, price, strategic, legal and compliance, and reputational risk. The Fifth Third board of directors also discussed the timeline for finalizing the negotiations and the merger agreement and dates on which the potential transaction might be announced.

Also on October 2, 2025, Goldman Sachs provided Fifth Third with a customary relationship disclosure letter that was subsequently provided to the Fifth Third board of directors. On October 2 and 3, 2025, Mr. Spence and Mr. Farmer discussed the terms on which Fifth Third would propose to retain Mr. Farmer for a limited period of time following the completion of the proposed merger to assist with integration and employee and customer retention. The terms of the resulting letter agreement between Fifth Third and Mr. Farmer is described below under “The Mergers—Interests of Certain Comerica Directors and Executive Officers in the First Merger—CEO Letter Agreement with Fifth Third”.

On October 3, 2025, the Comerica board of directors held a specially called meeting. Representatives of J.P. Morgan, Wachtell Lipton and Keefe, Bruyette & Woods, Inc., financial advisor to Comerica, which we refer to as KBW, were present at the meeting. Representatives of Wachtell Lipton reviewed the Comerica board of directors’ fiduciary duties and the terms of the merger agreement and other transaction documentation. Representatives of J.P. Morgan reviewed the financial aspects of the business combination with Fifth Third at the proposed exchange ratio. Representatives of KBW reviewed market and industry dynamics and the potential market reaction to the proposed transaction. Following discussion, the Comerica board of directors authorized Comerica’s senior management, financial advisor and legal advisor to seek to finalize the terms of the business combination with Fifth Third on the basis discussed at the meeting.

Subsequently, representatives of Comerica and Fifth Third, together with their respective financial and legal advisors, finalized the terms of the merger agreement and other transaction documentation.

On October 4, 2025, Fifth Third and Goldman Sachs entered into an engagement letter to engage formally Goldman Sachs as Fifth Third’s financial advisor in connection with the proposed transaction.

On October 5, 2025, the Fifth Third board of directors met in a specially called meeting. Representatives of Goldman Sachs and Sullivan & Cromwell were present at the meeting. Mr. Spence, along with other members of management, reviewed the final terms of the transaction and merger agreement and discussed updates to the valuation model. Members of management presented the results of Fifth Third’s due diligence, including discussion related to Comerica’s businesses, information technology and information security, risk programs, compliance and litigation, human resources, and cultural alignment. Representatives of Goldman Sachs provided a financial analysis of the proposed transaction, including the exchange ratio of shares of Fifth Third common stock to be issued in exchange for shares of Comerica common stock, and engaged in a discussion with the Fifth Third board of directors on the same. Representatives of Goldman Sachs rendered to the Fifth Third board of directors its oral opinion, subsequently confirmed in writing by delivery of a written opinion, to the Fifth Third board of directors that, as of October 5, 2025 and based upon and subject to the factors and assumptions set forth in Goldman Sachs’ written opinion, the exchange ratio pursuant to the merger agreement was fair from a financial point of view to Fifth Third. For additional information, see the section entitled “The Mergers—Opinion of Fifth Third’s Financial Advisor” beginning on page 87 and Annex B to this joint proxy statement/prospectus. Sullivan & Cromwell discussed the fiduciary duties of the Fifth Third board of directors with respect to mergers and acquisitions specifically and reviewed the material terms of the merger agreement and various other legal considerations with respect to the merger. Following the presentations by management, Goldman Sachs, and Sullivan & Cromwell, Fifth Third’s board of directors determined that the merger agreement and the transactions contemplated thereby (including the mergers, the bank mergers and the issuance of shares of Fifth Third common stock in the first merger, which we refer to as the “Fifth Third stock issuance”) were consistent with, and would further, the business strategies of Fifth Third and were advisable and fair and in the best interests of Fifth Third and its shareholders, and it was in the best interests of Fifth Third and its shareholders to enter into and to consummate the transactions set forth in the merger agreement, adopted and approved the merger agreement and the transactions contemplated thereby (including the mergers, the bank mergers and the Fifth Third stock issuance). The board of directors authorized management to execute the merger agreement, to submit the Fifth Third stock issuance provided for in the merger agreement for the approval of Fifth Third’s voting shareholders, and recommended that Fifth Third’s voting shareholders approve the Fifth Third stock issuance.

On October 5, 2025, the Comerica board of directors held a specially called meeting. Representatives of J.P. Morgan, Wachtell Lipton and KBW were present at the meeting. Representatives of Wachtell Lipton reviewed the Comerica board of directors’ fiduciary duties and the final terms of the merger agreement and other transaction documentation, including the terms of the letter agreement between Fifth Third and Mr. Farmer appointing Mr. Farmer as Vice Chair of Fifth Third at closing of the transaction. Representatives of J.P. Morgan reviewed the financial aspects of the business combination with Fifth Third at the proposed exchange ratio. Following extensive discussion and questions and answers, J.P. Morgan rendered its oral opinion to the Comerica board of directors, which was subsequently confirmed by delivery of a written opinion, dated October 5, 2025, to the effect that, as of the date of such opinion and based upon and subject to the various assumptions, limitations, qualifications and other matters set forth in the written opinion, the exchange ratio in the proposed first merger was fair, from a financial point of view, to the holders of Comerica common stock. See the section entitled “—Opinion of Comerica’s Financial Advisor” for more information. After considering the proposed terms of the merger agreement and the mergers and the various presentations made to the Comerica board of directors by its financial and legal advisors, and taking into consideration the matters discussed during the meeting and prior meetings of the Comerica board of directors, including consideration of the factors described under “—Comerica’s Reasons for the Merger; Recommendation of the Comerica Board of Directors,” the Comerica board of directors determined that the merger agreement and the transactions contemplated by the merger agreement were advisable and in the best interests of Comerica and its stockholders, resolved to approve the merger agreement and the transactions contemplated by the merger agreement (including the mergers), to authorize management to execute the merger agreement, to submit the merger agreement to a vote of Comerica stockholders, and to recommend to Comerica’s stockholders that they adopt the merger agreement.

Later on October 5, 2025, Comerica and Fifth Third executed the merger agreement.

On October 6, 2025, prior to the start of trading, Comerica and Fifth Third issued a joint press release to publicly announce the execution of the merger agreement.

The Section entitled “The Mergers—Opinion of Comerica Financial Advisor—Comerica Public Trading Multiples Analysis” beginning on pg. 99 is amended and restated as follows:

Comerica Public Trading Multiples Analysis. Using publicly available information, J.P. Morgan compared selected financial data of Comerica with similar data for selected publicly traded companies engaged in businesses that J.P. Morgan judged to be sufficiently analogous to Comerica. The companies selected by J.P. Morgan were:

•	Old National Bancorp

•	Columbia Banking System, Inc.

•	UMB Financial Corporation

•	Webster Financial Corporation

•	SouthState Bank Corporation

•	Cullen/Frost Bankers, Inc.

•	Cadence Bancorporation

•	Zions Bancorporation, National Association

•	Wintrust Financial Corporation

•	First Horizon Corporation

•	BOK Financial Corp

These companies were selected, among other reasons, by J.P. Morgan because they are publicly traded companies with operations and businesses that, for the purposes of J.P. Morgan’s analysis, J.P. Morgan considered to be similar to those of Comerica. However, none of the companies selected is identical or directly comparable to Comerica, and certain of the companies selected may have characteristics that are materially different from those of Comerica. The analyses necessarily involve complex considerations and judgments concerning differences in financial and operational characteristics of the companies involved and other factors that could affect the selected companies differently than they would affect Comerica.

Using publicly available information, J.P. Morgan calculated for each selected company, (i) the multiple of price to estimated earnings per share for fiscal year 2026 (“Price/2026E EPS”), (ii) the multiple of price to tangible book value per share (“P/TBV”) and (iii) the 2026 estimated return on average tangible common equity (“2026E ROATCE”).

The following table lists the companies selected by J.P. Morgan and sets forth (i) the Price/2026E EPS, (ii) the P/TBV and (iii) the 2026E ROATCE:

	Price/2026 EPS	P/TBV	2026 ROATCE
Old National Bancorp	8.5x	1.76x	18.0%
Columbia Banking System, Inc.	8.4x	1.58x	17.0%
UMB Financial Corporation	10.5x	2.00x	16.8%
Webster Financial Corporation	9.0x	1.70x	16.7%
SouthState Bank Corporation	10.6x	1.91x	16.3%
Cullen/Frost Bankers, Inc.	13.2x	2.43x	15.8%
Cadence Bancorporation	10.8x	1.80x	14.4%
Zions Bancorporation, National Association	9.7x	1.55x	13.7%
First Horizon Corporation	11.9x	1.66x	13.0%
Wintrust Financial Corporation	11.3x	1.59x	12.9%
BOK Financial Corp	12.6x	1.50x	10.9%

J.P. Morgan also performed a regression analysis to review, for the selected companies identified above, the relationship between (i) P/TBV and (ii) 2026E ROATCE.

Based on the results of the above analysis, J.P. Morgan then applied multiple reference ranges of 8.4x to 13.2x for Price/2026E EPS and 1.47x to 1.58x for P/TBV to estimates of Comerica’s earnings per share for fiscal year 2026 as provided in Comerica’s standalone prospective financial information and to Comerica’s tangible book value per share of Comerica common stock as of June 30, 2025, respectively. The analysis indicated a range of implied per share equity values for Comerica common stock (rounded to the nearest $0.01) of approximately (i) $45.19 to $71.08 based on Price/2026E EPS and (ii) $70.70 to $75.78 based on P/TBV, as compared to (i) the closing price of Comerica common stock of $70.55 per share on October 3, 2025 and (ii) the implied value of the merger consideration of $82.88 per share of Comerica common stock based on the exchange ratio of 1.8663x and the closing price per share of Fifth Third common stock on October 3, 2025 of $44.41.

The Section entitled “The Mergers—Opinion of Comerica Financial Advisor—Fifth Third Public Trading Multiples Analysis” beginning on pg. 100 is amended and restated as follows:

Fifth Third Public Trading Multiples Analysis. Using publicly available information, J.P. Morgan compared selected financial data of Fifth Third with similar data for selected publicly traded companies engaged in businesses that J.P. Morgan judged to be sufficiently analogous to Fifth Third. The companies selected by J.P. Morgan were:

•	Regions Financial Corporation

•	U.S. Bancorp

•	Huntington Bancshares Incorporated

•	M&T Bank Corporation

•	The PNC Financial Services Group, Inc.

•	Truist Financial Corporation

•	Citizens Financial Group, Inc.

•	KeyCorp

•	First Citizens Bancshares, Inc.

These companies were selected, among other reasons, by J.P. Morgan because they are publicly traded companies with operations and businesses that, for the purposes of J.P. Morgan’s analysis, J.P. Morgan considered to be similar to those of Fifth Third. However, none of the companies selected is identical or directly comparable to Fifth Third, and certain of the companies selected may have characteristics that are materially different from those of Fifth Third. The analyses necessarily involve complex considerations and judgments concerning differences in financial and operational characteristics of the companies involved and other factors that could affect the selected companies differently than they would affect Fifth Third.

Using publicly available information, J.P. Morgan calculated for each selected company, (i) the Price/2026E EPS, (ii) the P/TBV and (iii) the 2026E ROATCE.

The following table lists the companies selected by J.P. Morgan and sets forth (i) the Price/2026E EPS, (ii) the P/TBV and (iii) the 2026E ROATCE:

	Price/2026 EPS	P/TBV	2026 ROATCE
Regions Financial Corporation	10.3x	2.07x	18.4%
U.S. Bancorp	10.0x	1.87x	16.6%
Huntington Bancshares Incorporated	10.7x	1.89x	16.4%
M&T Bank Corporation	10.3x	1.73x	16.0%
The PNC Financial Services Group, Inc.	11.4x	2.00x	16.1%
Truist Financial Corporation	10.3x	1.45x	13.5%
Citizens Financial Group, Inc.	10.8x	1.57x	13.1%
KeyCorp	10.6x	1.46x	12.8%
First Citizens Bancshares, Inc.	9.4x	1.11x	11.3%

J.P. Morgan also performed a regression analysis to review, for the selected companies identified above, the relationship between (i) P/TBV and (ii) 2026E ROATCE.

Based on the results of the above analysis, J.P. Morgan then applied multiple reference ranges of 9.4x to 11.4x for Price/2026E EPS and 1.88x to 2.13x for P/TBV to estimates of Fifth Third’s earnings per share for fiscal year 2026 as provided in Fifth Third’s standalone prospective financial information and to Fifth Third’s tangible book value per share of Fifth Third common stock as of June 30, 2025, respectively. The analysis indicated a range of implied per share equity values for Fifth Third common stock (rounded to the nearest $0.01) of approximately (i) $38.18 to $46.11 based on Price/2026E EPS and (ii) $39.37 to $44.76 based on P/TBV, as compared to the closing price of Fifth Third common stock of $44.41 per share on October 3, 2025.

The Section entitled “The Mergers—Opinion of Comerica Financial Advisor—Comerica Dividend Discount Analysis” beginning on pg. 100 is amended and restated as follows:

Comerica Dividend Discount Analysis. J.P. Morgan calculated a range of implied values for the Comerica common stock by discounting to present value estimates of Comerica’s future dividend stream and terminal value. In performing its analysis, J.P. Morgan utilized, among others, the following assumptions, which were reviewed and approved by Comerica’s management: (i) a terminal value based on 2031 estimated net income and a terminal next-twelve-months price to earnings (“NTM P/E”) multiple range of 10.0x to 12.0x, which range was selected by J.P. Morgan based on factors J.P. Morgan considered appropriate based on its experience and judgment, and (ii) a cost of equity range of 8.50% to 10.50%, which range was selected by J.P. Morgan based on factors J.P. Morgan considered appropriate based on its experience and judgment.

These calculations resulted in a range of implied values (rounded to the nearest $0.01) of $64.32 to $78.45 per share of Comerica common stock, as compared to (i) the closing price of Comerica common stock of $70.55 per share on October 3, 2025 and (ii) the implied value of the merger consideration of $82.88 per share of Comerica common stock based on the exchange ratio of 1.8663x and the closing price per share of Fifth Third common stock on October 3, 2025 of $44.41.

The Section entitled “The Mergers—Opinion of Comerica Financial Advisor—Fifth Third Dividend Discount Analysis” beginning on pg. 101 is amended and restated as follows:

Fifth Third Dividend Discount Analysis. J.P. Morgan calculated a range of implied values for Fifth Third common stock by discounting to present value estimates of Fifth Third’s future dividend stream and terminal value. In performing its analysis, J.P. Morgan utilized, among others, the following assumptions, which were reviewed and approved by Comerica’s management: (i) a terminal value based on 2031 estimated net income and a NTM P/E multiple range of 10.0x to 12.0x, which range was selected by J.P. Morgan based on factors J.P. Morgan considered appropriate based on its experience and judgment, and (ii) a cost of equity range of 8.50% to 10.50%, which range was selected by J.P. Morgan based on factors J.P. Morgan considered appropriate based on its experience and judgment.

These calculations resulted in a range of implied values (rounded to the nearest $0.01) of $44.37 to $54.82 per share of Fifth Third common stock, as compared to the closing price of Fifth Third common stock of $44.41 per share on October 3, 2025.

The Section entitled “The Mergers—Interests of Certain Comerica Directors and Executive Officers in the First Merger—CEO Letter Agreement with Fifth Third” beginning on pg. 112 is amended and restated as follows:

Concurrently with the execution of the merger agreement, Fifth Third entered into a letter agreement with Mr. Farmer, which generally supersedes his CIC Agreement (except for the modified make-whole payment) with Comerica and memorializes the terms of his employment and post-employment advisory service with Fifth Third following the completion of the mergers. The agreement will automatically terminate if the mergers are not consummated or if Mr. Farmer’s employment terminates before the effective date.

Fifth Third proposed in its initial proposal to the Comerica board of directors that Mr. Farmer would serve as Vice Chair of Fifth Third immediately following the effective date. The terms of the letter agreement providing for Mr. Farmer’s post-effective date role were approved by the Fifth Third board of directors and were disclosed to the Comerica board of directors prior to the Comerica board of directors’ approval of the merger agreement.

The letter agreement contemplates that Mr. Farmer will be employed by Fifth Third, first as Vice Chair and then in an advisory role, for a period of up to two years in the aggregate following the effective date of the mergers, during which period he will receive certain compensation and benefits as described herein. Following the two year anniversary of the effective date of the mergers, if Mr. Farmer continues to serve as a member of the board of directors of Fifth Third, he will receive ordinary course director compensation on the same basis as other non-employee directors of Fifth Third.

Under the letter agreement, Mr. Farmer’s employment period with Fifth Third will begin on the effective date of the mergers and continue until the later of the annual meeting of Fifth Third’s shareholders in the calendar year following the year in which the effective date occurs and the first anniversary of the effective date (the “employment period”). During the employment period, Mr. Farmer will serve as Vice Chairman of Fifth Third and Fifth Third Bank, reporting directly to Fifth Third’s Chief Executive Officer. During the employment period, he will receive annual compensation of $8,750,000 and will be eligible for employee benefits, perquisites, and fringe benefits on terms no less favorable than those provided to Fifth Third’s executive officers, including the use of corporate or company-paid aircraft for personal purposes, with a value not exceeding $200,000 per year (consistent with the $200,000 per year value Comerica’s board of directors previously approved for Mr. Farmer for 2025). These benefits, including the use of corporate or company-paid aircraft for personal purposes, do not extend beyond the end of the employment period. For the period prior to the effective date, he will receive a prorated bonus for the portion of the fiscal year prior to the effective date pursuant to the terms of the Comerica Management Incentive Plan (as described below).

On the effective date, Fifth Third will credit $10,625,000 (the “DC Amount”) to a deferred compensation plan account established for Mr. Farmer, which amount is fully vested and will be paid in a lump sum following his termination of employment with Fifth Third. This amount represents the change-in-control severance benefits (other than the Welfare Benefits and the modified make-whole payment) he would have been entitled to under the CIC Agreement in the event of a termination without cause or for good reason within 30 months following a change in control (as described in the “Change-in-Control Agreements” section above). Additionally, he will receive a $5,000,000 cash-based completion award, payable at the effective time, and a $5,000,000 cash-based integration award, payable on the first anniversary of the effective date, subject to his continued employment through such date, except as provided below.

If Mr. Farmer’s employment is terminated by Fifth Third without cause or by Mr. Farmer for good reason during the employment period, he will be entitled to the following severance benefits (subject to his timely execution and non-revocation of a release of claims):

•

a lump sum cash payment equal to (i) the total annual compensation Mr. Farmer would have received had he remained employed through the full employment period and (ii) the advisory fees that would have been paid during the advisory period (as described below);

•	immediate vesting and lump sum cash payment of the integration award;

•	immediate vesting of all outstanding equity awards (including any Assumed Options and Assumed RSU Awards); and

•	a lump sum cash payment of $225,000, representing the Welfare Benefits under his CIC Agreement.

Following the conclusion of the employment period and ending on the earlier of the first anniversary of the conclusion of the employment period or the second anniversary of the effective date (the “advisory period”), Mr. Farmer will serve as a senior advisor to Fifth Third, providing strategic integration support and related services. During the advisory period, he will receive an annual advisory fee of $8,750,000, along with an executive office, administrative support, and travel and expense benefits in each case on a basis no less favorable to those provided to him immediately before the effective date.

In addition to his advisory role, Mr. Farmer will be appointed to the board of directors of Fifth Third and the board of directors of Fifth Third Bank, National Association, effective as of the conclusion of the employment period. He will be nominated for re-election at each annual meeting of shareholders until he reaches the age of 72.

Once the advisory period has ended (i.e., by the second anniversary of the effective date), Mr. Farmer will cease to receive the annual advisory fee, and will receive ordinary course director compensation on the same basis as other non-employee directors of Fifth Third while he serves as a member of the Fifth Third board of directors.

Under the letter agreement, Mr. Farmer will be subject to non-competition and non-solicitation of customers and employees covenants during the term of the letter agreement and for one year following the expiration of the term, as well as a perpetual confidentiality covenant.

The Section entitled “The Mergers—Governance of Fifth Third After the First Merger” beginning on pg. 115 is amended and restated as follows:

~~As~~The merger agreement provides that, as of the effective time, the ~~number of directors constituting the~~Fifth Third board of directors ~~of Fifth Third~~ will be increased by three (3), and three (3) directors from Comerica’s board of directors immediately prior to the effective time ~~determined by mutual agreement of Comerica and Fifth Third~~ will be appointed to the Fifth Third board of directors. Fifth Third and Comerica have mutually agreed that Derek J. Kerr, Barbara R. Smith and Michael G. Van de Ven, currently serving as directors of Comerica’s board of directors, will be appointed to the Fifth Third board of directors as of the effective time. Upon his retirement, Mr. Farmer, Current Chairman, President and Chief Executive Officer of Comerica, will join Fifth Third’s board of directors.

Timothy N. Spence, Chair of the Board of Directors of Fifth Third and Fifth Third Bank and President and Chief Executive Officer of Fifth Third and Fifth Third Bank, and Nicholas K. Akins, Lead Independent Director of Fifth Third and Fifth Third Bank, will each continue to serve in their roles at Fifth Third and Fifth Third Bank following the transaction.

The Section entitled “The Mergers—Regulatory Approvals—Federal Reserve Board and the OCC” beginning on pg. 116 is amended to add the following paragraph at the end of the Section as follows:

On December 15, 2025, the OCC approved the application for the merger of Comerica Bank and Comerica Bank & Trust, National Association with and into Fifth Third Bank, National Association.

The Section entitled “The Merger Agreement—Termination Fee” beginning on pg. 134 is amended and restated as follows:

Comerica will only pay Fifth Third a termination fee of $500 million in cash (the “termination fee”) if the merger agreement is terminated in the following circumstances:

•

In the event that the merger agreement is terminated by Fifth Third pursuant to the last bullet set forth under “—Termination of the Merger Agreement” above. In such case, the termination fee must be paid to Fifth Third within two (2) business days of the date of termination.

•

In the event, after the date of the merger agreement and prior to the termination of the merger agreement, a bona fide acquisition proposal has been communicated to or otherwise made known to the Comerica board of directors or Comerica’s senior management or has been made directly to Comerica stockholders, or any person has publicly announced (and not publicly withdrawn at least two (2) business days prior to the Comerica special meeting) an acquisition proposal with respect to Comerica, and (i) (A) thereafter the merger agreement is terminated by either Fifth Third or Comerica because the first merger has not been completed prior to the termination date, and Comerica has not obtained the required vote of Comerica stockholders adopting the merger agreement but all other conditions to Comerica’s obligation to complete the first merger had been satisfied or were capable of being satisfied prior to such termination or (B) thereafter the merger agreement is terminated by Fifth Third based on a breach of the merger agreement by Comerica that would constitute the failure of an applicable closing condition, and (ii) prior to the date that is twelve (12) months after the date of such termination, Comerica enters into a definitive agreement or consummates a transaction with respect to an acquisition proposal (whether or not the same acquisition proposal as that referred to above), provided that for purposes of the foregoing, all references in the definition of acquisition proposal to “twenty-five percent (25%)” will instead refer to “fifty percent (50%).” In such case, the termination fee must be paid to Fifth Third on the earlier of the date Comerica enters into such definitive agreement and the date of consummation of such transaction.

The termination fee is only payable by Comerica in the circumstances described above. Therefore, if Comerica’s stockholders were to vote against adoption of the merger agreement and the merger agreement was thereafter subsequently terminated in circumstances other than as described above, then Comerica would not be required to pay the termination fee to Fifth Third.

FORWARD-LOOKING STATEMENTS

This communication contains statements that constitute “forward-looking statements” within the meaning of, and subject to the protections of, Section 27A of the Securities Act, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as “achieve,” “anticipate,” “assume,” “believe,” “could,” “deliver,” “drive,” “enhance,” “estimate,” “expect,” “focus,” “future,” “goal,” “grow,” “guidance,” “intend,” “may,” “might,” “plan,” “position,” “potential,” “predict,” “project,” “opportunity,” “outlook,” “should,” “strategy,” “target,” “trajectory,” “trend,” “will,” “would,” and other similar words and expressions or the negative of such terms or other comparable terminology. Forward-looking statements include, but are not limited to, statements about our business strategy, goals and objectives, projected financial and operating results, including outlook for future growth, and future common share dividends, common share repurchases and other uses of capital. These statements are not historical facts, but instead represent our beliefs regarding future events, many of which, by their nature, are inherently uncertain and outside of our control.

Comerica Incorporated’s (“Comerica”) and Fifth Third Bancorp’s (“Fifth Third”) actual results and financial condition may differ materially from those indicated in these forward-looking statements. Important factors that could cause Comerica’s and Fifth Third’s actual results, financial condition and predictions to differ materially from those indicated in such forward-looking statements include, in addition to those set forth in our and Fifth Third’s filings with the U.S. Securities and Exchange Commission (the “SEC”): (1) the risk that the cost savings and synergies from the merger of Comerica with Fifth Third (the “Transaction”) may not be fully realized or may take longer than anticipated to be realized; (2) the failure of the closing conditions in the merger agreement between Comerica and Fifth Third providing for the Transaction to be satisfied, or any unexpected delay in closing the Transaction or the occurrence of any event, change or other circumstances, including the impact and timing of any government shutdown, that could delay the Transaction or could give rise to the termination of the merger agreement; (3) the outcome of any legal or regulatory proceedings or governmental inquiries or investigations that may be currently pending or later instituted against Comerica, Fifth Third or the combined company; (4) the possibility that the Transaction does not close when expected or at all because required regulatory, stockholder or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed Transaction); (5) the risk that the benefits from the Transaction may not be fully realized or may take longer to realize than expected, including as a result of changes in, or problems arising from, general economic and market conditions, interest and exchange rates, monetary policy, laws and regulations and their enforcement, and the degree of competition in the geographic and business areas in which Comerica and Fifth Third operate; (6) disruption to the parties’ businesses as a result of the announcement and pendency of the Transaction; (7) the costs associated with the anticipated length of time of the pendency of the Transaction, including the restrictions contained in the definitive merger agreement on the ability of Comerica or Fifth Third to operate its business outside the ordinary course during the pendency of the Transaction; (8) risks related to management and oversight of the expanded business and operations of the combined company following the closing of the proposed Transaction; (9) the risk that the integration of each party’s operations will be materially delayed or will be more costly or difficult than expected or that the parties are otherwise unable to successfully integrate each party’s businesses into the other’s businesses; (10) the possibility that the Transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; (11) reputational risk and potential adverse reactions of Comerica or Fifth Third customers, employees, vendors, contractors or other business partners, including those resulting from the announcement or completion of the Transaction; (12) the dilution caused by Fifth Third’s issuance of additional shares of its common stock in connection with the Transaction; (13) a material adverse change in the condition of Comerica or Fifth Third; (14) the extent to which Comerica’s or Fifth Third’s businesses perform consistent with management’s expectations; (15) Comerica’s and Fifth Third’s ability to take advantage of growth opportunities and implement targeted initiatives in the timeframe and on the terms currently expected; (16) the inability to sustain revenue and earnings growth; (17) the execution and efficacy of recent strategic investments; (18) the timing and impact of Comerica’s Direct Express transition; (19) the impact of macroeconomic factors, such as changes in general economic conditions and monetary and fiscal policy, particularly on interest rates; (20) changes in customer behavior; (21) unfavorable developments concerning credit quality; (22) declines in the businesses or industries of Comerica’s or Fifth Third’s customers; (23) the possibility that the combined company is subject to additional regulatory requirements as a result of the proposed Transaction of expansion of the combined company’s business operations following the proposed Transaction; (24) general competitive, political and market conditions and other factors that may affect future results of Comerica and

Fifth Third including changes in asset quality and credit risk; (25) security risks, including cybersecurity and data privacy risks, and capital markets; (26) inflation; (27) the impact, extent and timing of technological changes; (28) capital management activities; (29) competitive product and pricing pressures; (30) the outcomes of legal and regulatory proceedings and related financial services industry matters; and (31) compliance with regulatory requirements. Any forward-looking statement made in this communication is based solely on information currently available to us and speaks only as of the date on which it is made. We undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise, except to the extent required by law. These and other important factors, including those discussed under “Risk Factors” in Comerica’s Annual Report on Form 10-K for the year ended December 31, 2024 (available at: https://www.sec.gov/ix?doc=/Archives/edgar/data/0000028412/000002841225000108/cma-20241231.htm), and in Fifth Third’s Annual Report on Form 10-K for the year ended December 31, 2024
(available at: https://www.sec.gov/ix?doc=/Archives/edgar/data/0000035527/000003552725000079/fitb-20241231.htm), as well as Comerica’s and Fifth Third’s subsequent filings with the SEC, may cause actual results, performance or achievements to differ materially from those expressed or implied by these forward-looking statements. The forward-looking statements herein are made only as of the date they were first issued, and unless otherwise required by applicable securities laws, Comerica and Fifth Third disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

ADDITIONAL INFORMATION ABOUT THE TRANSACTION AND WHERE TO FIND IT

Fifth Third filed a registration statement on Form S-4 (File No. 333-291296) with the SEC to register the shares of Fifth Third common stock that will be issued to Comerica stockholders in connection with the proposed Transaction. The registration statement includes a joint proxy statement of Comerica and Fifth Third that also constitutes a prospectus of Fifth Third. The registration statement was declared effective on November 25, 2025. Fifth Third filed a prospectus on November 25, 2025, and Comerica filed a definitive proxy statement on November 25, 2025. Comerica and Fifth Third each commenced mailing of the definitive joint proxy statement/prospectus to their respective shareholders on or about November 25, 2025. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION OR INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENT ON FORM S-4 AND THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION REGARDING COMERICA, FIFTH THIRD, THE TRANSACTION AND RELATED MATTERS.

Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by Comerica or Fifth Third through the website maintained by the SEC at https://www.sec.gov or by contacting the investor relations department of Comerica or Fifth Third at:

Comerica Inc.	Fifth Third Bancorp
Comerica Bank Tower 1717 Main Street, MC 6404	38 Fountain Square Plaza MD 1090FV
Dallas, TX 75201	Cincinnati, OH 45263
Attention: Investor Relations	Attention: Investor Relations
InvestorRelations@comerica.com (833) 571-0486	IR@53.com (866) 670-0468

Before making any voting or investment decision, investors and security holders of Comerica and Fifth Third are urged to read carefully the entire registration statement and definitive joint proxy statement/prospectus, including any amendments thereto when they become available, because they contain or will contain important information about the proposed Transaction. Free copies of these documents may be obtained as described above.

PARTICIPANTS IN THE SOLICITATION

Comerica, Fifth Third and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Comerica and shareholders of Fifth Third in connection with the Transaction under the rules of the SEC. Information regarding the directors and executive officers of each of Comerica and Fifth Third is set forth in (i) Comerica’s definitive proxy statement for its 2025 Annual Meeting of Stockholders, including under the headings entitled “Information about Nominees and Other Directors”, “Director Independence”, “Transactions with Related Persons”, “Compensation Committee Interlocks and Insider Participation”, “Compensation of Directors”, “Proposal 3 Submitted for your Vote – Non-Binding, Advisory Proposal Approving Executive Compensation”, “Pay Versus Performance”, “Pay Ratio Disclosure” and “Security Ownership of Management”, which was filed with the SEC on March 17, 2025 and is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0000028412/000002841225000135/cma-20250313.htm, and (ii) Fifth Third’s definitive proxy statement for its 2025 Annual Meeting of Stockholders, including under the headings entitled “Board of Directors Compensation”, “Compensation Discussion and Analysis”, “Human Capital and Compensation Committee Report”, “Compensation of Named Executive Officers”, “CEO Pay Ratio”, “Pay vs Performance”, “Company Proposal No. 2: Advisory Vote on Compensation of Named Executive Officers (Item 3 on Proxy Card)” and “Compensation Committee Interlocks and Insider Participation”, which was filed with the SEC on March 4, 2025 and is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0000035527/000119312525045653/d901598ddef14a.htm. To the extent holdings of each of Comerica’s or Fifth Third’s securities by its directors or executive officers have changed since the amounts set forth in Comerica’s or Fifth Third’s definitive proxy statement for its 2025 Annual Meeting of Stockholders, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC, which are available at https://www.sec.gov/edgar/browse/?CIK=35527&owner=exclude, and at https://www.sec.gov/edgar/browse/?CIK=28412&owner=exclude.

Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the definitive joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. You may obtain free copies of these documents through the website maintained by the SEC at https://www.sec.gov.

NO OFFER OR SOLICITATION

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

COMERICA INCORPORATED

Date: December 17, 2025	/s/ Von E. Hays
Von E. Hays
Senior Executive Vice President and
Chief Legal Officer